Annual General Meeting of Shareholders of NANO DIMENSION LTD.

Date: September 7, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-appoint Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company's independent auditor firm of the Company until the next annual general meeting of the shareholders, and to authorize the Company's Board of Directors to determine their compensation until the next annual general meeting.	☐	☐	☐

2. Re-election or initial election (as applicable) to the Board of Directors, to serve as Class III directors of the Company for a term of three years that expires at the third annual general meeting of shareholders following such election and until they cease to serve in office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is the earlier, of **either:**

(a) The Nano Slate, a slate of three individuals nominated by the Company's Board of Directors, consisting of: Yoav Nissan Cohen (a current Nano board member), Mr. Oded Gera (a current Nano board member) and Col. (Res.) Channa (Hanny) Caspi (a current Nano board member) (collectively, the **"Nano Slate"**); **or** ☐ For

Or

(b) The Murchinson Slate, a slate of three individuals nominated by Murchinson Ltd., a representative of Nomis Bay Ltd. ("Nomis"), one of Nano's shareholders, and of other holders of the Company's American Depositary Shares ("ADS"), consisting of: Mr. Robert (Bob) Pons, Mr. Phillip (Pinny) Borenstein and Ms. Karen Sarid (collectively, the **"Murchinson Slate"**). ☐ For ☐ Abstain

	For	Against	Abstain
3. To amend article 39 of the Company's Amended and Restated Articles of Association.	☐	☐	☐
4. To amend article 42 of the Company's Amended and Restated Articles of Association.	☐	☐	☐
5. To approve the removal of Mr. Yoav Stern from the Board of Directors.	☐	☐	☐
6. To approve the removal of Mr. Igal Rotem from the Board of Directors.	☐	☐	☐
7. To approve the removal of Mr. Amit Dror from the Board of Directors.	☐	☐	☐
8. To approve the removal of Mr. Simon Anthony-Fried from the Board of Directors.	☐	☐	☐
9. To approve the removal of Mr. J. Christopher Moran from the Board of Directors.	☐	☐	☐
10. To approve the removal of Mr. Ron Elazar Kleinfeld from the Board of Directors.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   ____________ Please Date Above

________________ Please Sign Here   ____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of NANO DIMENSION LTD. to be Held on September 7, 2023 for Holders as of July 31, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on August 31, 2023.

To view all Annual General Meeting related materials, please visit:

http://investors.nano-di.com/events-and-presentations

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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NANO DIMENSION LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on August 31, 2023)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Nano Dimension Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 31, 2023** at the **Annual General Meeting of the Shareholders** of Nano Dimension Ltd. to be held on **September 7, 2023** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. Box 8016
CARY, NC 27512-9903